SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 04, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION
ITR – QUARTERLY INFORMATION	Base Date - 06/30/2006	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
9 – NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 – TAXPAYER ID OF RESP.TECH. 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 06/30/2006	2 - PRIOR QUARTER 03/31/2006	3 - SAME QUARTER PRIOR YEAR 06/30/2005
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 – AMOUNT	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/20/2006	Interests on capital		ON	0.0045500000
02	RCA	04/28/2005	Interests on capital	06/27/2006	ON	0.0013413120
03	RCA	06/23/2005	Interests on capital	06/27/2006	ON	0.0023455404
04	RCA	10/20/2005	Interests on capital	06/27/2006	ON	0.0029900000
05	RCA	12/15/2005	Interests on capital	06/27/2006	ON	0.0055500000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/04/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 - 06/30/2006	4 - 03/31/2006
1	Total assets	17,716,234	17,875,727
1.01	Current assets	1,874,372	2,137,990
1.01.01	Cash	336,012	644,140
1.01.01.01	Cash, Banks and Fin. Invest.	335,997	644,111
1.01.01.02	Other cash items	15	29
1.01.02	Credits	1,214,648	1,227,224
1.01.02.01	Customers	1,214,648	1,227,224
1.01.03	Inventories	32,035	30,733
1.01.03.01	Storage Items for Operation	32,035	30,733
1.01.04	Others	291,677	235,893
1.01.04.01	Accounts receivable from shareholders	225,612	185,701
1.01.04.02	Taxes and contributions to be deducted	319	3,156
1.01.04.03	Deferred taxes and contributions	22,161	12,990
1.01.04.04	Other accounts receivable	43,585	34,046
1.02	Long term assets	1,660,031	1,621,367
1.02.01	Sundry credits	1,660,031	1,621,367
1.02.01.01	Customers	297,250	271,220
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Court deposits	30,723	33,555
1.02.01.04	Accounts receivable from shareholders	823,558	813,015
1.02.01.05	Deferred taxes and contributions	310,827	307,549
1.02.01.06	Other accounts receivable	48,879	47,234
1.02.02	Receivables from related parties	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	14,181,831	14,116,370
1.03.01	Investments	740	740
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	740	740
1.03.01.03.01	Shares in other companies	718	718
1.03.01.03.02	Compulsory deposits - Eletrobrás	22	22
1.03.02	Property, plant & equipment	14,165,702	14,097,316
1.03.02.01	Property, plant & equipment	11,871,236	11,904,656
1.03.02.02	Work in progress	2,294,466	2,192,660
1.03.03	Deferred assets	15,389	18,314
1.03.03.01	Organizational and reorganization expenses	15,389	18,314

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 – Description	3- 06/30/2006	4 - 03/31/2006
2	Total liabilities	17,716,234	17,875,727
2.01	Current liabilities	1,662,890	1,807,491
2.01.01	Loans and credit facilities	476,890	461,852
2.01.02	Debentures	165,571	326,695
2.01.02.01	4th issue debentures	49,998	74,998
2.01.02.02	5th issue debentures	44,955	149,229
2.01.02.03	Interest on debentures	70,618	102,468
2.01.03	Suppliers	88,032	39,011
2.01.04	Taxes, fees and contributions	145,150	116,179
2.01.04.01	Paes Program	40,760	40,114
2.01.04.02	Cofins and Pasep	34,499	37,197
2.01.04.03	Corporate Income Tax	33,856	6,719
2.01.04.04	Social Contribution	12,908	1,341
2.01.04.05	I.N.S.S. (Social Security)	18,591	17,090
2.01.04.06	Withholding Tax	498	9,929
2.01.04.07	Others	4,038	3,789
2.01.05	Dividends payable	0	0
2.01.06	Provisions	10,921	27,288
2.01.06.01	For contingencies with suppliers	1,028	9,646
2.01.06.02	For contingencies with customers	9,893	17,642
2.01.07	Debt with related companies	0	0
2.01.08	Others	776,326	836,466
2.01.08.01	Salaries and payroll charges	224,208	142,105
2.01.08.02	Services	85,436	81,832
2.01.08.03	Interest on own capital payable	381,158	529,921
2.01.08.04	Deferred taxes and contributions	72,348	70,015
2.01.08.05	Amounts refundable	11,595	10,875
2.01.08.06	Other liabilities	1,581	1,718
2.02	Long-term liabilities	7,174,956	7,373,431
2.02.01	Loans and credit facilities	4,155,231	4,229,147
2.02.02	Debentures	1,622,845	1,766,581
2.02.02.01	5th issue debentures	0	149,229
2.02.02.02	6th issue debentures	619,618	617,085
2.02.02.03	7th issue debentures	301,891	301,226
2.02.02.04	8th issue debentures	701,336	699,041
2.02.03	Provisions	602,964	593,771
2.02.03.01	For labor claims	30,170	29,752
2.02.03.02	For civil and tax claims	93,624	89,716
2.02.03.03	For suppliers	186,113	185,660
2.02.03.04	For customers	269,800	266,255
2.02.03.05	For environmental matters	23,257	22,388

02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 – Code	2 - Description	3 - 06/30/2006	4 - 03/31/2006
2.02.04	Debts with related companies	0	0
2.02.05	Others	793,916	783,932
2.02.05.01	Deferred taxes and contributions	139,454	135,752
2.02.05.02	Paes Program	244,567	250,721
2.02.05.03	Social security liabilities	299,118	287,824
2.02.05.04	Refundable amounts	73,829	73,829
2.02.05.05	Other accounts payable	36,948	35,806
2.03	Deferred income	0	0
2.05	Shareholders' equity	8,878,388	8,694,805
2.05.01	Paid-up capital	3,403,688	3,403,688
2.05.02	Capital reserves	100,760	92,743
2.05.02.01	Support for projects reserve	84,980	76,963
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation Reserves	2,483,566	2,506,024
2.05.03.01	Own assets	2,483,566	2,506,024
2.05.03.02	Controlled/Associated companies	0	0
2.05.04	Profit reserves	2,470,269	2,470,269
2.05.04.01	Legal	215,273	215,273
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	2,254,996	2,254,996
2.05.04.07.01	Reserve for investments	2,254,996	2,254,996
2.05.05	Retained earnings/accumulated losses	420,105	222,081

03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 – Description	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross sales and/or services revenue	1,422,064	2,878,821	1,330,236	2,582,244
3.01.01	Water supply - Retail	733,278	1,493,763	685,134	1,337,211
3.01.02	Water supply - Wholesale	64,204	128,339	58,434	116,164
3.01.03	Sewage collection and treatment	601,902	1,211,018	563,505	1,085,137
3.01.04	Other services rendered	22,680	45,701	23,163	43,732
3.02	Gross revenue deductions	(108,656)	(220,819)	(98,891)	(192,230)
3.02.01	Tax on Revenues (COFINS)	(89,274)	(181,429)	(81,036)	(157,725)
3.02.02	Tax on Revenues (PASEP)	(19,382)	(39,390)	(17,855)	(34,505)
3.03	Net sales and/or services revenue	1,313,408	2,658,002	1,231,345	2,390,014
3.04	Cost of sales and/or services sold	(666,685)	(1,266,150)	(594,793)	(1,152,098)
3.05	Gross profit	646,723	1,391,852	636,552	1,237,916
3.06	Operating expenses/revenue	(354,087)	(641,302)	(141,639)	(512,193)
3.06.01	Selling	(132,177)	(267,920)	(131,550)	(244,561)
3.06.02	General and administrative	(74,472)	(135,200)	(94,352)	(168,916)
3.06.03	Financial	(147,438)	(238,182)	84,263	(98,716)
3.06.03.01	Financial income	40,474	70,344	24,992	49,515
3.06.03.01.01	Financial income	40,474	70,344	24,992	49,515
3.06.03.01.02	Tax on Revenues (COFINS/PASEP)	0	0	0	0
3.06.03.02	Financial expenses	(187,912)	(308,526)	59,271	(148,231)
3.06.03.02.01	Financial expenses	(187,912)	(308,526)	59,271	(148,231)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	292,636	750,550	494,913	725,723
3.08	Non-operating income	(557)	46	1,428	910
3.08.01	Revenues	387	2,434	3,023	3,641
3.08.01.01	Revenues	1,207	4,136	3,492	4,328
3.08.01.02	Tax on Revenues (COFINS/PASEP)	(820)	(1,702)	(469)	(687)
3.08.02	Expenses	(944)	(2,388)	(1,595)	(2,731)
3.08.02.01	Loss on disposal of fixed assets	(956)	(2,321)	(1,448)	(2,332)
3.08.02.02	Provision for Lost Tax Incentives	0	0	0	0
3.08.02.03	Tax Incentives	0	0	0	0
3.08.02.04	Others	12	(67)	(147)	(399)
3.09	Income before taxes/interests	292,079	750,596	496,341	726,633
3.10	Provision for Income Tax and Social	(114,639)	(230,963)	(155,144)	(233,733)
	Contribution
3.10.01	Provision for Income Tax	(86,094)	(178,866)	(123,316)	(185,785)
3.10.02	Provision for Social Contribution	(28,545)	(52,097)	(31,828)	(47,948)
3.11	Deferred income tax	6,907	1,410	3,325	11,772
3.11.01	Deferred income tax	7,048	10,380	12,475	24,875
3.11.02	Deferred social contribution	(141)	(8,970)	(9,150)	(13,103)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory corporate interests/contributions	(8,781)	(17,561)	(8,781)	(17,561)
3.12.01	Corporate interests	0	0	0	0
3.12.02	Contributions	(8,781)	(17,561)	(8,781)	(17,561)
3.12.02.01	Extraordinary item	(8,781)	(17,561)	(8,781)	(17,561)
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/Loss for the Year	175,566	503,482	335,741	487,111
	Number of Shares, Ex-Treasury Shares (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.00616	0.01768	0.01179	0.01710
	LOSS PER SHARE

04.01 - EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$ , unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

As of the Law 12,292, enacted on March 2, 2006, the Company may provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia, may have equity participation in other state or mixed-capital companies, as well as to establish subsidiaries, to relate itself or participate in a private company connected to the sanitation industry.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. The 17 (seventeen) concession contracts that expired in 2005 have been extended or are under negotiation. Up to December 31, 2006, 135 contracts are going to expire and the rest between 2007 and 2034. Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. Up to June 30, 2006, the net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation or will expire in 2006 totals R$ 1,62 billion, and net revenue totals R$ 358 million related to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP. Management believes that the Company has a vested right to provide water and sewage services to these municipalities based upon, among other things, its ownership of the related water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed the Company.

In general, the Company does not face any competition in the municipalities in which it provides water and sewage services, and management understands that in those municipalities the Company has an exclusive right to provide such services.

All information regarding concession areas, number of municipalities, volumes of water and sewage and other related data disclosed in this report that do not arise from the accounting and/or financial statements are unaudited.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements, which are used as the basis for determining income taxes and mandatory minimum dividends calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76 and amendments), the rules and regulations of the Brazilian Securities Commission - CVM and the accounting standards issued by the Brazilian Institute of Independent Auditors – IBRACON.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenues from sales and services

Revenues for water supply and sewage collection services are recognized as water is consumed or as services are provided. Revenues from water supply and sewage collection services rendered but not billed are recognized as unbilled customer accounts receivable based on monthly estimates, in order to match such revenues with costs incurred.

(ii) Financial income and expenses

Primarily comprised of interest and monetary and exchange variations on loans and financing and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income and social contribution taxes

Income and social contribution taxes are calculated based on taxable results.

Income tax is calculated at the rate of 15%, plus a 10% surtax, and social contribution is calculated at the rate of 9%. These taxes are reported on an accrual basis.

Deferred taxes related to tax loss carryforwards and temporary differences are calculated and recorded based on future taxable or deductible amounts and are recognized to the extent that their realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

(iv) Other income and expenses

Other income and expenses are recorded on an accrual basis.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised mainly of bank deposits and financial investments and are carried at cost, plus accrued interest, if applicable. Financial investments denominated in reais have a ready market and an original maturity after 30 days from the date of investment, and are comprised mainly of Bank Deposit Certificates – CDB’s. Foreign currency deposits, if any, are translated at balance sheets date exchange rates. The Company is required by law to invest excess cash with financial institutions controlled by the State Government (Note 5).

(c) Customer accounts receivable and allowance for doubtful accounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by the Management to be sufficient to cover probable losses in accounts receivable, based on an aging analysis of receipts, taking into consideration the expected recovery in the different categories of customers accounts. Amounts in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings, are provisioned. Accounts receivable balances under R$ 5 and overdue for more than 180 days are written off through a direct charge to income.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average acquisition cost or realizable value and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Property, plant and equipment

Demonstrated at cost restated up to December 31, 1995, combined with the following aspects:

Depreciation of property, plant and equipment – calculated at the straight-line method, at the annual rates mentioned in note 6.a.

Revaluation of fixed asset items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts, recorded with a corresponding credit to the “Revaluation Reserve” account in the Shareholders’ Equity, and is realized through depreciation, sale and disposal of the respective items, with a corresponding entry to “Retained Earnings” account.

Contributions of property, plant and equipment by third parties and from government entities to allow the Company to supply water and sewage services are recorded as a capital reserve.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties.

Capitalization of interest

Interest charges on loans and financing for construction-in-progress are capitalized as part of the cost of assets.

Interests capitalized are depreciated with the cost of the asset, once the related asset becomes operational.

Repairs and Maintenance

Improvements to existing property are capitalized, while costs of general maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

Impairment

The Company reviews long-lived assets, primarily buildings and water and sewage systems, including property, plant and equipment and concession assets, to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or group of assets is written down to realizable amount if and when appropriate.

(g) Deferred Assets

The deferred assets are comprised of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years from the date when benefits start to be generated.

(h) Loans and Financing

Loans and financing are adjusted by indexation charges and foreign exchange variations, and include accruals for related interest expense. Loans and financing denominated in foreign currencies are translated to reais at the balance sheet date. The resulting foreign currency exchange adjustments are recognized as incurred, in the “financial income (expense), net” account.

(i) Salaries and payroll charges

Salaries and other payroll charges, including provision for vacation pay, 13th salary and complementary payments agreed upon through collective bargaining agreements, added by the corresponding payroll charges, are recorded on an accrual basis.

(j) Provision for contingencies

Provision for contingencies is recorded at the estimated amounts to cover potential losses related to labor, tax, civil, commercial, environmental and other claims and lawsuits, at administrative and court levels, when such losses are considered probable. Provision for contingencies balances are being disclosed net of the related escrow deposits.

(k) Environmental costs

Expenditures relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable by Management.

(l) Pension and Postretirement Benefits

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social (“SABESPREV”). CVM resolution 371 of December 13, 2000 determines the recognition of the actuarial liabilities in excess to the plan assets. The Company has elected to recognize the transition obligation as of the date of adoption in earnings on a straight-line basis over five years beginning January 1, 2002.

(m) Other current and long-term liabilities

Other current and long-term liabilities are stated at their known or estimated amounts, including related charges and monetary and foreign exchange adjustments, when applicable.

(n) Interest on shareholder’s equity

Recorded in accordance with Law 9,249/95, for tax deductibility purposes, limited to the daily pro-rata variation of the Long-Term Interest Rate (“TJLP”) and disclosed in accordance with CVM Deliberation 207/96.

(o) Earnings per share

Earning per share is calculated based on the number of shares outstanding at the balance sheet date.

(p) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS ACCOUNTS RECEIVABLE

(a) Summary of customer accounts receivable

	06/30/2006	03/31/2006

Private-sector customers:	821,779	841,856
General customers and special customers (i) (ii)	165,267	153,777

Agreements (iii)	987,046	995,633

Government Entities:	418,327	393,134
Municipal	21,885	20,999
Federal	73,818	66,087

Agreements	514,030	480,220

Wholesale customers - municipal authorities: (iv)
Guarulhos	316,116	304,536
Mauá	102,079	97,867
Mogi das Cruzes	4,127	4,058
Santo André	273,224	265,051
São Caetano do Sul	2,761	2,706
Diadema	77,854	76,937

	776,161	751,155

Unbilled amounts	226,539	233,993

Subtotal	2,503,776	2,461,001
Allowance for doubtful accounts	(991,878)	(962,557)

Total	1,511,898	1,498,444

Current portion	1,214,648	1,227,224
Long-term portion (v)	297,250	271,220

(i) General customers – residential and small and medium-sized businesses.

(ii) Special customers – large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements – renegotiation of past-due balances (from non-government controlled companies). The amounts under agreements are generally due in approximately 6 – 12 months, except for certain amounts due from municipalities that are receivable through 2011.

(iv) Wholesale customers – municipal authorities – Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, as follows:

	June/06	March/06

Balance at beginning of period	751,155	727,892
Billings for services provided	64,204	64,135
Collections - current year services	(36,666)	(27,731)
Collections - prior year services	(2,532)	(13,141)

Balance at end of period	776,161	751,155

Current portion	14,421	13,108
Long term portion	761,740	738,047

(v) Long-term receivables – The long-term portion of customer accounts receivable consists of the long-term portion of renegotiated past-due private sector customer accounts receivable and past-due balances of wholesale customers-municipal authorities. It is recorded net of an allowance for doubtful accounts of R$ 561,582 at June 30, 2006 (March/2006 - R$ 545,675).

(b) Customer accounts receivable aging summary

	June/06	March/06

Current (including unbilled amounts)	754,595	729,555
Past due:
Up to 30 days	195,571	171,569
From 31 to 60 days	76,042	81,808
From 61 to 90 days	59,566	61,006
From 91 to 120 days	49,718	60,151
From 121 to 180 days	99,976	105,703
From 181 to 360 days	195,703	157,958
For more than 360 days	1,072,605	1,093,251

Total	2,503,776	2,461,001

(c)Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be presented as follows:

	2nd Qtr/06	1st Qtr/06

Balance at beginning of period	962,557	920,736

Private-sector customers/government entities	3,077	15,777
Wholesale customers	26,244	26,044

Bad-debt expense in the period (net of recoveries)	29,321	41,821

Balance	991,878	962,557

Current portion	430,296	416,882
Long-term portion	561,582	545,675

(ii) Income statement

The Company recorded bad-debt expenses for probable losses in the accounts receivable in the second quarter of 2006 in the amount of R$ 55,896 (net of recoveries of R$ 26,575 for amounts under R$ 5 and R$ 29,321 for amounts in excess of R$ 5), directly to the period’s income, as determined by Law nº 9,430/96, in the “selling expenses” account. In the second quarter of 2005 these losses amounted to R$ 60,395.

	2nd Qtr/06	2nd Qtr/05

Provisions (over five thousand reais)	(48,118)	(50,271)
Recoveries (over five thousand reais)	18,797	12,915
Direct write-offs (less than five thousand reais)	(44,946)	(41,752)
Recoveries (less than five thousand reais)	18,371	18,713

Expenses (note 15)	(55,896)	(60,395)

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

(d) Unbilled amounts

Unbilled amounts represent water and sewage services provided but not yet billed, which are estimated from the last measurement date to month end based on prior month’s billings.

5. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Accounts receivable from the State Government

	June/06	March/06

Current:
Water and sewage services (i)	168,626	129,357
GESP Agreement (iii) and (iv)	56,986	56,344

Total current	225,612	185,701

Long-term:
Water and sewage services - GESP Agreement (iii) and (iv)	104,601	117,385
Reimbursement for pension benefits paid (ii)	718,957	695,630

Total long-term	823,558	813,015

Total receivable from shareholder	1,049,170	998,716

Water and sewage services	330,213	303,086
Reimbursement for pension benefits	718,957	695,630
	1,049,170	998,716

(b) Interest on shareholders’ equity	325,366	325,366

(c) Operating Revenues

Gross revenue from sales and services	2nd Qtr/06	2nd Qtr/05

Water sales	44,780	43,314
Sewage services	36,912	36,428
Collections	(42,423)	(22,748)

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. The amounts should be reimbursed to the Company by the Government, as the primary obligor, in conformity with Law No. 200/74. On June 30, 2006 and March 31, 2006, 2,699 and 2,761 retirees, respectively, received supplementary pension payments, for which the Company paid R$ 23,327 and R$ 22,915 in the periods ended June 30, 2006 and March 31, 2006, respectively. There were 182 active employees at June 30, 2006, who will be entitled to these benefits once they retire, as compared to 188 at March 31, 2006.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law No. 200/74, acknowledged to be responsible for the supplemental retirement and pension benefits and acknowledged the existence of debts in respect of water and sewage services. The total Agreement value was R$ 678,830, of which R$ 320,623 refered to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$ 358,207 refered to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Department of Water and Energy - DAEE will transfer these properties to the Company as partial amortization, by means of credit assignment, of the amount owed by the State. The reservoirs evaluation works has been completed and approved by the Company’s Board of Directors, indicating an amount of R$ 300,880 (base date – June, 2002), as shown in the related report.

Based on Official Notice No. 53/2005 of the State Capital Defense Council – CODEC, dated March 21, 2005, negotiations were restarted between the Company and the State Government with a view to restatement of the debt under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall be consolidated in a second amendment to the Agreement between the State Government and SABESP. The Company has retained Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP – FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and the monetary adjustment criterion are defined, SABESP will be able to take applicable actions with DAEE in order to transfer the ownership rights to the Alto Tietê System reservoirs, since no legal restraint exists, once the State Government has timely filed an appeal against the decision that had granted the public civil action and managed to obtain the suspension of the effects thereof.

This second amendment shall also include the criteria for monthly recovery of the future amounts to be disbursed by SABESP.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by SABESP.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholder’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$ 581,779, including monetary adjustments based on the Referential Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$ 518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$ 126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$ 31,098); and (3) amounts declared and payable relating to 2003 (R$ 360,667).

The Company and the State Government agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining obligation of R$ 176,890 at February 29, 2004 is being paid in monthly installments from May 2005 through April 2009, which is subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% .

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement. Part of such amounts may be netted upon the transfer of the reservoirs that make up the Alto Tietê System. The Company and the State Government are negotiating the transfer and netting of the additional amounts owed.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(d) Cash and cash equivalents

The Company’s balance of cash and financial investments accounts with financial institutions controlled by the State Government was R$ 303,758 at June 30, 2006 (R$ 44,145 at March 31, 2006). The financial income from such investments was R$ 27,645 and R$ 15,466 in the semesters ended June 30, 2006 and 2005, respectively.

(c) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by other State of São Paulo-owned companies and it does not pay any fees for their usage.

The Company has the right to use water and to explore the reservoirs of the Alto Tietê System during a 30-year period, beginning in 1997.

6. PROPERTY, PLANT & EQUIPMENT

	June/06			March/06

		Accumulated
		Depreciation/
	Cost	Amortization	Net	Net

In use
Water systems:
Land	941,584	-	941,584	937,416
Buildings	2,678,453	(1,367,884)	1,310,569	1,325,158
Connections	808,106	(333,465)	474,641	476,587
Water meters	272,786	(138,347)	134,439	135,653
Networks	3,256,376	(978,556)	2,277,820	2,284,608
Equipment	251,150	(164,160)	86,990	90,401
Others	520,125	(227,908)	292,217	286,052

Sub total	8,728,580	(3,210,320)	5,518,260	5,535,875

Sewage system:
Land	354,114	-	354,114	352,114
Buildings	1,485,318	(545,692)	939,626	934,341
Connections	858,397	(336,397)	522,000	522,318
Networks	4,680,432	(1,082,986)	3,597,446	3,611,064
Equipment	501,676	(374,366)	127,310	139,229
Others	27,263	(2,172)	25,091	14,553

Sub total	7,907,200	(2,341,613)	5,565,587	5,573,619

General use:
Land	107,707	-	107,707	107,707
Buildings	122,529	(67,792)	54,737	55,265
Transportation equipment	134,103	(126,125)	7,978	9,391
Furniture, fixtures and equipment	278,608	(187,397)	91,211	96,314
Loan for use of land	20,556	-	20,556	20,556
Loan for use of assets	8,462	(2,536)	5,926	5,926

Sub total	671,965	(383,850)	288,115	295,159

Total in use	17,307,745	(5,935,783)	11,371,962	11,404,653

Construction in progress:
Water systems	745,328	-	745,328	720,940
Sewage systems	1,529,090	-	1,529,090	1,451,516
Others	20,048	-	20,048	20,204

Total construction in progress	2,294,466	-	2,294,466	2,192,660

Intangible assets	589,678	(90,404)	499,274	500,003

Total	20,191,889	(6,026,187)	14,165,702	14,097,316

(a) Depreciation:

Depreciation is calculated at the following annual rates: buildings – 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; IT equipment – 20%; building connections – 5% furniture, fixtures and equipment – 10%. When applicable, depreciation rates are adjusted to take into account the changes in the estimated remaining economic lives as assets are replaced.

Amortization of intangible assets is performed during the term of the concession agreements entered into with the municipalities

(b) Construction in progress

Disbursements from the third quarter of 2006 to 2011, related to construction works already contracted are estimated to be approximately R$ 976,000 (unaudited).

(c) Disposals of property, plant and equipment

In the second quarter of 2006 and 2005 the Company wrote-off property, plant and equipment in the amounts of R$ 956 and R$ 1,448, respectively, related to assets in use, due to obsolescence, thefts and disposal.

Studies supporting the write-offs for obsolescence were concluded by the Company in the accounting period of the write-off, based on undiscounted cash flow projections, and have been approved by Management. The carrying value of property, plant and equipment is monitored on an on-going basis and is adjusted, when appropriate, to assure future projected operating revenue is sufficient to recover the carrying value of the assets.

(d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems it was necessary to expropriate or establish rights of way through third-party properties, all in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the third quarter of 2006 are estimated to be approximately R$ 280,245 (unaudited), which will be paid out of Company funds. The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in the second quarter of 2006 was R$ 1,829 (in the second quarter of 2005 - R$ 4,028).

(e) Tax effects on revaluation of assets

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record the deferred tax effects on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on revaluation reserve been accounted for, the unrealized amount at June 30, 2006 would be R$ 445,755 (R$ 476,314 up to June 30, 2005). The amount of R$ 46,205 was realized in the period from January to June, 2006 (January to June, 2005 – R$ 44,626).

(f) Concessions

(i) Intangible Assets

Beginning in 1999, negotiations and acquisitions of new concessions considers the financial economic value of the business, defined in an appraisal report, issued by independent experts.

The terms of these concessions are generally for a period of 30 years and generally include the corresponding right to operate the related concession assets for which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period using the straight-line method.

In the second quarter of 2006 and 2005 the amortization expenses related to intangible concession rights were R$ 4,989 and R$ 4,900, respectively. The amortization expense for the next five years is estimated to be approximately R$ 20,000 per year.

(ii) Fixed Assets in operation

The fixed assets in operation represent the assets involved in the services providing of supply of water and collection of sewage in 352 municipalities. At the end of the concession, assets shall be transferred to the conceding power, by means of indemnification. The other municipalities have been negotiated by financial economic appraisal, as described in the above item.

(g) Capitalization of interest and financial charges

In the second quarter of 2006 and 2005, the Company capitalized to property, plant and equipment interests and monetary variation, including exchange variation, in the amount of R$ 6,284 and R$ (23.210) respectively, during the period in which the related assets were under construction.

(h) Assets in guarantee

At June 30 and March 31, 2006, the Company had assets in the amount of R$ 249,034 provided as guarantee under the Special Tax Debt Refinancing Program – PAES (Note 9).

Three of the Company’s properties in the amount of R$ 60,539 were pledged as collateral for financing with the International Bank for Reconstruction and Development – BIRD.

(i) Non-operating assets

The Company had R$ 26,482 at June 30 and March 31, 2006 referring to other non-operating assets, comprised primarily of land surrounding reservoirs.

(j) Totally depreciated assets

On June 30 and March 31, 2006 the gross accounting value of the totally depreciated assets which are still in use is R$ 347,234 and R$ 342,243, respectively.

7 - LOANS AND FINANCING

(i) Loans and financing balances

		June/06			March/06

	Short	Long		Short	Long		Final	Annual Interest	Adjustment to
	Term	Term	Total	Term	Term	Total	Maturity	Rate	Inflation	Guarantees

Local currency

										State of S.Paulo
União Federal /										Government and
Banco do Brasil	204,639	1,943,908	2,148,547	199,415	1,987,390	2,186,805	2014	8.5%	UPR	Own Funds

Debentures 4th Issue	49,998	-	49,998	74,998	-	74,998	2006	CDI+1.2%	-	-

Debentures 5th Issue	44,955	-	44,955	149,229	149,229	298,458	2007	10.65%	IGP-M	-
								CDI+1.75% and
Debentures 6th Issue	-	619,618	619,618	-	617,085	617,085	2010	11%	IGP-M	-
								CDI+1.5% and
Debentures 7th Issue	-	301,891	301,891	-	301,226	301,226	2010	10.8%	IGP-M	-
								CDI+1.5% and
Debentures 8 [h] Issue	-	701,336	701,336	-	699,041	699,041	2011	10.75%	IGP-M	-

CEF	45,601	458,124	503,725	44,141	463,050	507,191	2007/2022	5 % to 9.5%	UPR	Own Funds

FIDC - SABESP I	41,667	208,333	250,000	27,778	222,222	250,000	2011	CDI+0.7%	-	Own Funds
								3% + TJLP
BNDES	31,107	169,156	200,263	29,688	177,357	207,045	2013	Limit 6%	-	Own Funds
								12% / CDI /
Others	2,706	23,496	26,202	2,566	23,907	26,473	2009/2011	TJLP+6%	UPR	-
Accrued interest and
financial charges	102,028	-	102,028	124,732	-	124,732

Total local currency	522,701	4,425,862	4,948,563	652,547	4,640,507	5,293,054

Foreign currency

BIRD									Currency basket var	Federal
US$ 4,391 thousand	9,503	-	9,503	9,340	4,671	14,011	2007	4.84%	+ US$	Government
Soc.Génerale										Federal
EUR 524 thousand	1,449	-	1,449	2,684	-	2,684	2006	4.04%	EUR	Government
BID									Currency basket var	Federal
US$ 440,674 thousand	97,317	856,434	953,751	94,198	857,069	951,267	2007/2025	3 % to 7.7%	+ US$	Government
Eurobonds
US$ 225,000 thousand	-	486,968	486,968	-	488,790	488,790	2008	12%	US$	-
JBIC										Federal
Yen 465,726 thousand	-	8,812	8,812	-	4,691	4,691	2029	1.8% and 2.5%	Yene	Government
Accrued interests and
financial charges	11,491	-	11,491	29,778	-	29,778

Total foreign currency	119,760	1,352,214	1,471,974	136,000	1,355,221	1,491,221

Total	642,461	5,778,076	6,420,537	788,547	5,995,728	6,784,275

As of June 30, 2006 the Company did not have balances of short-term loans and financing.

Exchange rate as June 30, 2006: USD 2.1643; EUR 2.76814; Yen 0.018920

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Value referring to the BID and BIRD account - EUR: Euro
CDI: Interbanking Deposit Certificate - IGP-M: General Market Prices Index

(ii) 5th Issue of debentures

On April 19, 2006 the Company anticipated the settlement of the 1st series of the 5th issue of debentures, which final maturity was March, 2007, by using part of the funds obtained from the Credit Rights Investment Fund SABESP I – FIDC, in the amount of R$ 106,373.

(iii) Settlement schedule of loans and financing

Total debt to be paid until the end of 2006 is R$ 351,515, being the amount denominated in United States dollars and in Euro of R$ 66,351, and the amount of R$ 285,164 refers to interest and principal of loans denominated in Brazilian reais.

INSTITUTION	2006	2007	2008	2009	2010	2011	2012 onwards	TOTAL
Local currency União Federal/Banco do Brasil Caixa Econômica Federal - CEF Debentures FIDC – SABESP I BNDES Others Accrued interest and financial charges	100,152 22,199 49,998 13,889 15,676 1,338 81,912	213,496 48,030 276,768 55,556 31,351 4,136 20,116	232,377 52,042 - 55,556 31,351 5,457 -	252,927 55,232 748,298 55,556 31,351 5,299 -	275,294 59,301 291,398 55,556 31,351 5,202 -	299,639 64,231 351,336 13,887 31,351 4,770 -	774,662 202,690 - - 27,832 - -	2,148,547 503,725 1,717,798 250,000 200,263 26,202 102,028
Total Domestic	285,164	649,453	376,783	1,148,663	718,102	765,214	1,005,184	4,948,563
Foreign currency BIRD Société Génerale BID Euro Bonds JBIC Accrued interest and financial charges	4,752 1,449 48,659 - - 11,491	4,751 - 97,317 - - -	- - 68,749 486,968 - -	- - 68,749 - - -	- - 68,749 - - -	- - 68,749 - 464 -	- - 532,779 - 8,348 -	9,503 1,449 953,751 486,968 8,812 11,491
Total Foreign	66,351	102,068	555,717	68,749	68,749	69,213	541,127	1,471,974
Grand Total	351,515	751,521	932,500	1,217,412	786,851	834,427	1,546,311	6,420,537

(iv) Short-term debt structure

One of the Company’s main goals is to reduce its foreign currency debt exposure, therefore minimizing costs and volatility over income.

(v) Covenants

At June 30, 2006 the Company was in compliance with all financial covenants.

8. TAXES AND CONTRIBUTIONS

Income tax and social contribution are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate).

(a) Balance sheet accounts

	June/06	March/06

In current assets ((b)(i))
Deferred income tax	16,295	7,593
Deferred social contribution	5,866	5,397

	22,161	12,990

In long-term assets ((b)(ii))
Deferred income tax	227,048	224,475
Deferred social contribution	83,779	83,074

	310,827	307,549

In current liabilities ((b)(iii))
Deferred PASEP	21,886	21,580
Deferred COFINS	50,462	48,435

	72,348	70,015

In long-term liabilities ((b)(iv))
Deferred income tax	62,298	61,558
Deferred social contribution	17,917	17,652
Deferred PASEP	16,019	15,538
Deferred COFINS	43,220	41,004

	139,454	135,752

	2nd Qtr/06	1st Sem/06	2nd Qtr/05	1st Sem/05
In income
Income tax	(86,094)	(178,866)	(123,316)	(185,785)
Deferred income tax	7,048	10,380	12,475	24,875

	(79,046)	(168,486)	(110,841)	(160,910)

In income
Social contribution	(28,545)	(52,097)	(31,828)	(47,948)
Deferred social contribution	(141)	(8,970)	(9,150)	(13,103)

	(28,686)	(61,067)	(40,978)	(61,051)

(b) Deferred taxes and social contributions

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$ 65,180 (March/2006 – R$ 30,371). The tax loss carryforwards basis of social contribution in June 30, 2006 has been totally realized and in March 31, 2006 amounted to R$ 29,597.

(ii) In Long-Term Assets

Mainly calculated on temporary differences in the amount of R$ 908,193 (March/2006 - R$ 897,899) related to income tax and R$ 930,874 (March/2006 - R$ 923,043) related to social contribution.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$ 249,189 (March/2006 - R$ 246,233) relating to income tax and R$ 199,083 (March/2006 - R$ 196,127) relating to social contribution.

- PASEP and COFINS

Substantially calculated on amounts invoiced to government agencies, with taxes being deducted upon receipt of the invoices.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the quarterly information is reconciled from the nominal rates provided by law, as shown below:

	2nd Qtr/06	1st Sem/06	2nd Qtr/05	1st Sem/05

Income before taxes on income	292,079	750,596	496,341	726,633
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(99,307)	(255,203)	(168,756)	(247,055)
Permanent differences
Realization of revaluation reserve	(7,636)	(15,710)	(7,589)	(15,173)
Interest on shareholders’ equity	-	44,058	22,712	35,700
Other differences	(789)	(2,698)	1,814	4,567

Income and social contribution taxes	(107,732)	(229,553)	(151,819)	(221,961)

Current income tax and social contribution	(114,639)	(230,963)	(155,144)	(233,733)
Deferred income tax and social contribution	6,907	1,410	3,325	11,772
Effective rate	37%	31%	31%	31%

9. PAES – Special Tax Debt Refinancing Program

The Company applied for enrollment in the Special Tax Debt Refinancing Program – “PAES”, on July 15, 2003, in accordance with Law No. 10,684, of May 30, 2003, including certain tax liabilities related to COFINS and PASEP subject of a legal action challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of the Tax Recovery Program – “REFIS”, in the amount of R$ 316,953. The debt is being paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid in the 2nd quarter of 2006 was R$ 10,136 (R$ 9,400 in the 2nd quarter of 2005), and R$ 4,628 was accrued in the 2nd quarter of 2006 (R$ 6,309 in the 2nd quarter 2005) relating to financial charges.

Assets pledged as guarantee under the REFIS program, in the amount of R$ 249,034, continue to secure amounts under the PAES program.

10. PROVISIONS FOR CONTINGENCIES

	Mar/06	Additions	Exclusions	Financial	June/06
				Expenses

Customer claims (i)	296,842	3,801	(4,677)	(12,750)	283,216
Contractor claims (ii)	197,585	-	-	493	198,078
Civil and tax claims (iii)	89,716	7,391	(4,341)	858	93,624
Labor claims (iv)	29,752	823	(645)	240	30,170
Environmental claims (v)	22,388	1,609	(287)	(453)	23,257

Total	636,283	13,624	(9,950)	(11,612)	628,345

Escrow Deposits	(15,224)	(11,341)	12,105	-	(14,460)

Total	621,059	2,283	2,155	(11,612)	613,885

The Company has recorded in current liabilities, under the caption “Provisions”, amounts related to judicial lawsuits in process, in phase of sentence. The presented balance of R$ 10,921 (Mach/2006 - R$ 27,288) is net of escrow deposits totaling R$ 13,428 (March/2006 – R$ 3,083).

The Company, based on a joint analysis together with its legal counselors, recorded provisions in an amount considered sufficient to cover probable losses arising from judicial lawsuits, recorded in long term liabilities, under the caption “Provisions”, in the amount of R$ 602,964 (March/2006 – R$ 593,771), presented net of escrow deposits totaling R$ 1,032 (March/2006 – R$ 12,141).

(i) Customer claims – approximately 960 claims from customers have been filed by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases whose risk of loss has been assessed as probable.

(ii) Contractor claims – Filed by certain construction service contractors alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial unbalance in the applicable contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable chance of loss.

(iii) Civil and tax claims – Refer to claims for indemnifications for material damages, pain and suffering and loss of profits caused to third parties, in several different court levels, provisioned when classified as of probable loss.

(iv) Labor claims – the Company is party to several labor claims, related to overtime pay, health hazard and risk, prior notice period, job deviation, salary parity and others, most of the amounts involved being under provisional or definite execution, in several court levels, thus being classified as of probable loss and, consequently, duly provisioned.

(v) Environmental claims – refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB (Environment Sanitation Technology Company), seeking to impose fine for environmental damages allegedly caused by the Company.

Lawsuits with possible risk of loss

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by its legal advisors to be of possible likelihood of loss and which are not provisioned. The aggregate amount referring to such proceedings is approximately R$ 1,876,000 as of June 30, 2006 (March/06 – R$ 1,935,000).

11. PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação SABESP de Seguridade Social - SABESPREV, an entity organized in August 1990 with the main purpose of managing SABESP’s complementary pension and health benefit plans.

The monthly contribution to the retirement plan – defined benefit corresponds to 2.10% from the Company and 2.27% from the participating employees.

The contributions made by participating employees presented above is an average, as discount amount depends on salary level, between 1% and 8.5% .

The health benefit program, which is comprised of optional health benefit plans, free-election, is also funded by contributions from the sponsor and the participating employers, which were the following in the period:

Company: average of 6.96% on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.31% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable to which the employees will be entitled after service time.

At December 31, 2005, based on independent actuarial reports, SABESP had a net actuarial liability of R$ 329,772, representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees and pensioners, and the assets in guarantee.

The Company has elected to recognize the liability over five years beginning in 2002. The actuarial liability as of June 30, 2006, in the amount of R$ 299,118 (March/2006 – R$ 287,824), has been recorded in long-term liabilities.

For the fiscal year 2006 the expense estimate is R$ 56,045, and it has been charged to income in the period from January to June, 2006, as follows:

	2nd Qtr/06	1st Sem/06	2nd Qtr/05	1st Sem/05

Transfer to Sabesprev	3,692	7,416	3,357	6,695
Actuarial liability recorded	11,294	22,560	13,773	27,560

Total recorded	14,986	29,976	17,130	34,255

The amount related to past service cost is recorded as an “extraordinary item”, net of tax effects, in the statement of income.

13. PROFIT SHARING

Based on negotiations held by the Company with the entities representing the employees, a Profit Sharing Program was implemented with the payment of an amount corresponding to up to one month’s payroll.

In the semesters ended June 30, 2006 and 2005 the amounts of R$ 24,951 and R$ 24,913, respectively, have been accrued.

On December 2005 an advance payment of R$ 22,906 was made, equivalent to 50% of one month’s payroll, and the remainder payment is estimated to be paid at the end of August 2006.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The determination of the market value of financial instruments is performed on an annual by basis Company Management.

(b) Credit risk concentration

A significant portion of sales is made to a geographically dispersed customer base. In relation to those clients, credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The allowance for doubtful accounts is sufficient to cover eventual losses.

(c) Foreign Currency

Transactions in foreign currency consist of borrowings to specific improvement works and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	2nd Qtr/06	1st sem/06	2nd Qtr/05	1st sem/05

1. Cost of Goods and Services Sold
Payroll and related charges	263,710	478,343	214,047	409,728
General supplies	27,899	53,706	25,671	47,304
Treatment supplies	26,657	59,230	26,078	57,111
Services	70,721	139,281	68,045	130,546
Electric power	109,077	213,930	108,527	205,950
General Expenses	22,119	33,256	8,387	16,211
Depreciation and Amortization	146,502	288,404	144,038	285,248

	666,685	1,266,150	594,793	1,152,098
2. Selling Expenses
Payroll and related charges	43,655	78,988	35,810	68,924
Supplies	1,395	2,685	1,511	3,188

	2nd Qtr/06	1st sem/06	2nd Qtr/05	1st sem/05

Services	18,412	37,064	20,829	40,579
Electric power	194	401	247	474
General Expenses	11,931	23,270	11,822	23,426
Depreciation and Amortization	694	1,394	936	1,713
Bad debt expenses	55,896	124,118	60,395	106,257

	132,177	267,920	131,550	244,561
3. General and Administrative Expenses
Payroll and related charges	35,915	63,806	28,096	53,375
Supplies	1,004	2,099	1,036	1,964
Services	16,810	36,900	28,063	47,448
Electric power	275	552	382	685
General Expenses	7,471	6,858	25,155	43,939
Depreciation and Amortization	3,936	8,048	4,565	8,038
Tax Expenses	9,061	16,937	7,055	13,467

	74,472	135,200	94,352	168,916
4. Costs, Selling Expenses, G & A Expenses (1+2+3)
Payroll and related charges	343,280	621,137	277,953	532,027
Supplies	30,298	58,490	28,218	52,456
Treatment supplies	26,657	59,230	26,078	57,111
Services	105,943	213,245	116,937	218,573
Electric power	109,546	214,883	109,156	207,109
General Expenses	41,521	63,384	45,364	83,576
Depreciation and Amortization	151,132	297,846	149,539	294,999
Tax Expenses	9,061	16,937	7,055	13,467
Bad debt expenses	55,896	124,118	60,395	106,257

	873,334	1,669,270	820,695	1,565,575
5. Financial (Income) Expenses
Interests and Charges on local currency Loans and Financing	131,068	269,485	126,889	242,791
Interests and Charges on foreign currency Loans and Financing	25,419	47,432	38,529	86,994
Interests on shareholders’ equity	-	129,582	66,800	105,000
Interests on shareholders’ equity (reversal)	-	(129,582)	(66,800)	(105,000)
Other Expenses on Loans and Financing	2	5	10	1,817
Income Tax on Remittances Abroad	2,375	4,452	2,167	4,952
Other Financial Expenses	11,273	18,452	8,513	17,791
Monetary Variations on Loans and Financing	18,098	38,231	22,391	44,795
Exchange Variations on Loans and Financing	11,234	(78,020)	(278,037)	(289,340)
Other Exchange/Monetary Variations	55	545	115	607
Provisions	(11,612)	7,944	20,152	37,824

	187,912	308,526	(59,271)	148,231
6. Financial Income
Monetary Variations	9,732	17,116	6,776	15,911
Income from Financial Investments	14,931	27,645	11,828	15,466
Interest	15,807	25,577	6,388	18,138
Others	4	6	-	-

Total Financial Income	40,474	70,344	24,992	49,515

Financial Expenses (Income), net	147,438	238,182	(84,263)	98,716

16. INDEMNITIES RECEIVABLE

Indemnifications receivable is a long term asset representing amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdraw of the Company’s water and sewage services concessions in 1995. At June 30, 2006 this asset amounted to R$ 148,794.

Under these concession agreements, the Company invested in the construction of water and sewage systems in these municipalities to meet its concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, the municipalities took on the responsibility of providing water and sewage services in these areas. At that time, the Company reclassified from property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which the Company had contractually agreed as fair compensation with the relevant authorities. The net book value of property, plant and equipment items relating to the municipality of Diadema, written-off in December 1996, was R$ 75,231, and the balance of indemnity and other receivables from this municipality was R$ 62,876 at June 30, 2006. The net book value of the property, plant and equipment items relating to the municipality of Mauá, written-off in fiscal year 1999, was R$ 103,763, and the balance of indemnity receivable from the municipality was R$ 85,918 at June 30, 2006

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received to date.

In December 1996, SABESP filed a claim seeking compensation for the amounts due by the municipality of Diadema. In the first instance the judge pronounced a sentence against SABESP. The Company filed an appeal in November 2000 and on December 1, 2005, it was given partial acceptance to the appeal in order to void the sentence and determine the performance of a new first instance judgment.

With respect to Mauá, a decision has been issued by the lower court requiring Mauá to pay an amount of R$ 153,2 million as compensation for the loss of profits. This decision was appealed by Mauá and is pending appeal court decision.

Based on the advice of legal counsel, management continues to affirm that the Company has the legal right to receive such amounts and it continues to monitor the status of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

17. SHAREHOLDERS’ EQUITY

(a) Authorized Capital

The Company is authorized to increase its capital stock up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares without par value.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares, without par value, as follows:

	June/06		March/06

Shareholders	Number of shares	%	Number of shares	%

State of São Paulo Department of Finance	14,313,511,867	50.26	14,313,511,871	50.26
Companhia Brasileira de Liquidação e Custódia	7,376,565,344	25.90	7,680,673,428	26.97
The Bank Of New York ADR
Department (Equivalent to stock) (*)	6,761,267,000	23.74	6,457,204,500	22.67
Other	28,233,616	0.10	28,188,028	0.10

	28,479,577,827	100	28,479,577,827	100

(*) Each ADR equals 250 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Interest on shareholders’ equity declared in 2005, in the amount of R$ 348,216, was partially paid (R$ 148,769) on June 27, 2006.

Interest on shareholders’ equity declared on April 20, 2006, in the amount of R$ 129,582, will be paid up to 60 days after 2007 Shareholders´ Meeting, net of withholding tax.

(d) Capital reserve

Capital reserve comprises fiscal incentives and donations from governmental entities and private entities.

(e) Revaluation reserve

As provided by CVM Instruction No. 197/93, the Company elected not to recognize income tax and social contribution on the revaluation reserve of property, plant and equipment carried out until 1991.

The reserve has been realized with a corresponding entry to “retained earnings”, to the same proportion of the depreciation and write-off of the assets to which it is related.

(f) Changes in Retained Earnings Account

	June/06	March/06

Balance at beginning of period	222,081	-
Realization of revaluation reserve	22,458	23,747
Current year’s earnings	175,566	327,916
Interest on shareholders’ equity	-	(129,582)

Balance at end of period	420,105	222,081

18. CASH FLOW

In order to improved information to the market and in conformity with the New Market regulation, the Company is presenting statements of cash flow prepared in accordance with the NPC-20 of the IBRACON.

Description	2nd Qtr/06	1st sem/06	2nd Qtr/05	1st sem/05

Cash flow from operating activities
Net income for the period	175,566	503,482	335,741	487,111
Adjustments to reconcile net income:
Deferred taxes and contributions	(6,414)	(3,187)	(5,002)	(15,590)
Provisions for contingencies	10,119	25,556	36,679	68,015
Pension Obligation	14,986	29,977	17,130	34,255
Residual cost of property, plant and equipment written-off	956	2,321	1,448	2,332
Deferred asset write-off	863	863	-	-
Gain on sale of property, plant and equipment	-	(1,007)	-	-
Depreciation and amortization	151,132	297,846	149,539	294,999
Interests calculated on loans and financing payable	158,862	321,369	167,611	334,763
Monetary and exchange variation on loans and financing	29,333	(39,789)	(275,152)	(264,052)
Monetary variation on interest on shareholders’ equity	-	-	-	715
Interests and monetary variation expense	4,628	9,917	6,309	12,812
Income from interests and monetary variation	(2,032)	(6,911)	3,918	(2,479)
Allowance for doubtful accounts	55,896	124,118	60,395	106,257

Variation in current assets:
Accounts receivable	(17,075)	(91,228)	(99,256)	(212,297)
Accounts receivable from shareholder	(25,097)	(29,067)	(107,968)	(95,155)
Inventories	(1,302)	4,035	(500)	4,564
Other accounts receivable	(6,696)	(19,875)	(668)	(14,542)
Variation in long-term assets
Accounts receivable	(52,275)	(86,182)	(26,376)	(60,233)
Accounts receivable from shareholder	(23,326)	(46,243)	41,706	(13,608)
Escrow deposits	2,832	(6,866)	773	794
Other accounts receivable	(1,645)	(15,959)	(2,193)	(3,088)

Total Variation in current assets	(124,584)	(291,385)	(194,482)	(393,565)

Variation in current liabilities
Suppliers and contractors	49,021	10,251	10,654	(5,025)
Payroll and related charges	82,103	106,919	37,421	62,351
Taxes and contributions payable	18,189	17,555	6,981	(6,157)
Other accounts payable	4,187	(20,965)	3,160	2,308
Contingencies	(17,293)	(20,000)	444	444

Description	2nd Qtr/06	1st sem/06	2nd Qtr/05	1st sem/05

Variation in long-term liabilities
Pension plan	(3,692)	(7,416)	(3,357)	(6,695)
Other accounts payable	1,142	2,288	9,547	10,674

Total Variation in current liabilities	133,657	88,632	64,850	57,900

Net cash provided by the operating activities	602,968	1,061,802	368,984	723,473

Cash flow from investing activities:
Purchase of property, plant and equipment	(204,082)	(331,506)	(139,532)	(240,663)
Sale of property, plant and equipment	-	2,188	-	-
Increase in deferred assets	(28)	(55)	(28)	(53)

Net cash used in investing activities	(204,110)	(329,373)	(139,560)	(240,716)

Cash flow from financing activities:
Loans and financing – long term:
Funds raised	29,265	320,528	713,843	1,061,414
Repayments	(587,482)	(838,963)	(454,515)	(706,227)

Payment of interest on shareholders’ equity	(148,769)	(158,155)	(63,025)	(65,552)

Net cash (used in) provided by financing activities	(706,986)	(676,590)	196,303	289,635

Increase (decrease) in cash/cash equivalents	(308,128)	55,839	425,727	772,392

Cash/cash equivalents at the beginning of the period	644,140	280,173	452,222	105,557
Cash/cash equivalents at the end of the period	336,012	336,012	877,949	877,949

Change in cash/cash equivalents	(308,128)	55,839	425,727	772,392

Supplementary cash flow information:
Interests and fees paid on loans and financing	206,085	346,245	163,375	320,422
Capitalized interests and financial charges	6,284	(6,829)	(23,210)	(14,411)
Income tax and social contribution paid	100,509	221,150	130,774	183,405
Property, plant and equipment received as donations	8,018	21,940	5,527	7,533
COFINS and PASEP paid	106,746	219,429	100,229	184,130
Structuring of accounts	-	-	-	(715)

19. SUBSEQUENT EVENT

The Public Prosecution Office of the State of São Paulo brought a civil public action against us before the Paraguaçu Paulista Courts of Law (1a. Vara de Paraguaçu Paulista), which seeks reparation for and cessation of environmental damage allegedly caused by the release of raw sewage into the Alegre River, situated in the municipality of Paraguaçu Paulista. The court ruled against the Company in the first instance, requiring that we (a) cease the release of raw sewage into the Alegre River; (b) invest in a water and sewage treatment facility in the municipality of Paraguaçu Paulista; and (c) pay an administrative penalty in the amount of R$116.9 million for environmental damages (the adjusted amount, as of June 30, 2006, was approximately R$160 million). The decision imposes an additional daily penalty on us if we fail to comply with (a) and (b) above. We have appealed this decision and we have begun construction of projects necessary to enable our compliance with items (a) and (b), which we expect to be concluded by October 2007. As of June 30, 2006, we had not recorded any provisions for this legal proceeding as we considered the probability of loss relating to this matter not probable.

On September 21, 2006, the Court of Justice of the State of São Paulo ruled against our appeal. While we maintain our legal right to appeal the decision issued by the Court of Justice of the State of São Paulo, we are currently negotiating with the Public Prosecution Office of the State of São Paulo relating to the terms and conditions of a possible settlement agreement, which, if entered into, will result in the effective settlement and termination of this legal proceeding. While the exact amounts payable under any such settlement have not yet been quantified and the terms of any such settlement remain subject to further negotiation, our management believes that the total estimated disbursements will be reasonably less than the aggregate amount of the administrative penalties required by the court's decision as described above.

As a result of these developments, management is evaluating the amount to be recorded in the financial statements as of September 30, 2006 in connection with the estimated future payments relating to this matter. The amount to be recorded will consider the settlement negotiations which continue in progress.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

In the first semester of 2006 Sabesp achieved a gross operating revenue of R$ 2,878.8 million, a 11.5% growth in relation to the same period of 2005. EBITDA reached R$ 1,286.5 million and margin achieved 48.4% . Net income, on its turn, reached R$ 503,5 million.

	in millions of R$

	1st Qtr/05	1st Qtr/06	Variation	%

(+) Gross operating revenues	2,582.2	2,878.8	296.6	11.5
(-) COFINS e PASEP	192.2	220.8	28.6	14.9
(+) Net operating revenues	2,390.0	2,658.0	268.0	11.2
(-) Costs and expenses	1,565.6	1,669.3	103.7	6.6
(=) Income before financial expenses (EBIT*)	824.4	988.7	164.3	19.9
(+) Depreciation and amortization	295.0	297.8	2.8	0.9
(=) EBITDA**	1,119.4	1,286.5	167.1	14.9
EBITDA Margin %	46.8	48.4

Net income	487.1	503.5	16.4	3.4
Net income per one thousand shares in R$	17.10	14.47

	in millions of R$

	2nd Qtr/05	2nd Qtr/06	Variation	%

(+) Gross operating revenues	1,330.2	1,422.0	91.8	6.9
(-) COFINS e PASEP	98.9	108.6	9.7	9.8
(+) Net operating revenues	1,231.3	1,313.4	82.1	6.7
(-) Costs and expenses	820.6	873.3	52.7	6.4
(=) Income before financial expenses (EBIT*)	410.7	440.1	29.4	7.2
(+) Depreciation and amortization	149.5	151.1	1.6	1.1
(=) EBITDA**	560.2	591.2	31.0	5.5
EBITDA Margin %	45.5	45.0

Net income	335.7	175.6	(160.1)	(47.7)
Net income per one thousand shares in R$	11.79	6.16

(*) Income before interests and taxes
(**) Income before interests, taxes, depreciation and amortization.

1. Operating revenue

SABESP obtained gross operating revenues of R$ 1,422.0 million and EBITDA of R$ 591,2 million in 2Q06. The 6.9% growth in gross operating revenues derives, mainly:

• From the 2.4% increase in the volume of water and sewage billed.
• From the 9.0% adjustment to tariff rates from August 2005 on, partially offset by a concentration of customers whose consumptions were billed in the intermediate tariff rate ranges. The 2% reduction in measurement intervals, in addition to lower temperatures, has caused the retraction to average tariff rate.

In the first semester of 2006, Sabesp achieved gross operating revenue of R$ 2,878.8 million, an 11.5% growth in relation to the same period of the previous year. The EBITDA reached R$ 1,286.5 million and margin reached 48.4% . Net profit, in turn, reached R$ 503.5 million.

2. Invoiced volume

The invoiced volumes of water and sewage by category of use and region in 2Q05 and 2Q06 are demonstrated in the tables below.

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters

By Category	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %

	2Q05	2Q06		2Q05	2Q06		2Q05	2Q06

Residential	315.7	323.7	2.5	247.4	255.2	3.2	563.1	578.9	2.8

Commercial	36.5	36.7	0.5	33.2	33.7	1.5	69.7	70.4	1.0

Industrial	8.2	8.6	4.9	8.0	8.2	2.5	16.2	16.8	3.7

Public	12.0	12.2	1.7	9.6	9.7	1.0	21.6	21.9	1.4

Total retail	372.4	381.2	2.4	298.2	306.8	2.9	670.6	688.0	2.6

Wholesale	64.6	65.2	0.9				64.6	65.2	0.9

Grand Total	437.0	446.4	2.2	298.2	306.8	2.9	735.2	753.2	2.4

INVOICED VOLUME ** OF WATER AND SEWAGE IN RETAIL AND WHOLESALE – in millions of cubic meters

By Region	Water		Var. %	Sewage		Var. %	Water + Sewage		Var. %

Metropolitan	248,0	255,8	3.1	202,4	209,4	3.5	450,4	465,2	3.3

Regional (*)	124,4	125,4	0.8	95,8	97,4	1.7	220,2	222,8	1.2

Total retail	372,4	381,2	2.4	298,2	306,8	2.9	670,6	688,0	2.6

Wholesale	64,6	65,2	0.9				64,6	65,2	0.9

Grand Total	437,0	446,4	2.2	298,2	306,8	2.9	735,2	753,2	2.4

* Comprised by coastal and interior regions
** Unaudited

3. Costs, selling and administrative expenses

In the period from January to June, 2006, cost of goods and services sold, administrative and selling expenses presented an R$ 103.7 million increase, or 6.6%, when compared to the same period in 2005.

	1Q05	1Q06	Variation	%

Payroll and related charges	532.0	621.1	89.1	16.7
Supplies	52.4	58.5	6.1	11.6
Treatment supplies	57.1	59.2	2.1	3.7
Services	218.6	213.2	(5.4)	(2.5)
Electric power	207.1	214.9	7.8	3.8
General expenses	83.6	63.4	(20.2)	(24.2)
Depreciation and amortization	295.0	297.8	2.8	0.9
Bad debt expenses	106.3	124.2	17.9	16.8
Tax expenses	13.5	17.0	3.5	25.9
Costs, selling and administrative expenses	1,565.6	1,669.3	103.7	6.6

	2Q05	2Q06	Variation	%

Payroll and related charges	278.0	343.3	65.3	23.5
Supplies	28.2	30.3	2.1	7.4
Treatment supplies	26.1	26.7	0,6	2.3
Services	116.9	105.9	(11.0)	(9.4)
Electric power	109.1	109.5	0.4	0.4
General expenses	45.4	41.5	(3.9)	(8.6)
Depreciation and amortization	149.5	151.1	1.6	1.1
Bad debt expenses	60.4	55.9	(4.5)	(7.5)
Tax expenses	7.0	9.1	2.1	30.0
Costs, selling and administrative expenses	820.6	873.3	52.7	6.4

In 2Q06, cost of goods and services sold, selling and administrative expenses had an increase of R$ 52,7 million, or 6.4% .

The main changes identified in the period were:

3.1. Payroll and related charges

In the 2Q06 the Company increased productivity per employee in 3.8% . The number of connections per employee increased from 640 in 2Q05 to 664 in 2Q06, and the number of employees increased from 17,577 to 17,289, respectively.

There has been an increase of R$ 65,3 million, or 23.5%, related to the following factors:

• 4.63% compensation increase, from May 2006 on, affecting salaries, social charges, benefits and provisions, with a reflex of approximately R$ 25,4 million;

• Integral provision of bonus referring to performance evaluation in the amount of R$ 40,8 million in 2Q06, non recurring.

3.2. Supplies

In 2Q06, presented a growth of R$ 2.1 million, or 7.4%, with highlights to the following changes:

• Fuels and vehicle lubricants in the amount of R$ 0.9 million, or 16.1% mostly due to price adjustment;

	Alcohol	Gasoline	Diesel	GMV	Accumulated

Average adjustment (%)	35.3	12.7	10.6	5.2

SABESP Average consumption (%)	17	43	38	2

Average impact on expenses	6.00	5.46	4.03	0.10	15.59

• Increase of R$ 0.7 million in network maintenance, and
• Increase of R$ 0.3 million in repair and maintenance of vehicles.

3.3. Treatment supplies

Presented a R$ 0.6 million increase, or 2.3%, due mainly to increase in average price of supplies, compensated by a reduction in consumption, with highlights to chlorine.

3.4. Services

In 2Q06, services presented a decrease of R$ 11.0 million, or 9.4%, in relation to 2Q05, from R$ 116.9 million to R$ 105.9 million, due mostly to:

• Reduction in technical professional services in the amount of R$ 9.4 million, with emphasis to costs related to the restructuring of an operation in the capital market, occurred in June 2005, in the amount of R$ 7.7 million, non recurring;

• Reduction in specific softwares expenses in the amount of R$ 2.5 million, related to the installation of SIGNOS system (geographic information system) occurred in April 2005, non recurring;

• Reduction in residential connections maintenance expenses in the amount of R$ 1.9 million, in sidewalks paving and restoring in the amount of R$ 1.8 million occurred in the Metropolitan Region of São Paulo, originating mostly from the termination of some contracts related to Global Sourcing.

These decreases have partially been compensated by the following increases:

• R$ 1.7 million increase in vigilance, due to new contracts and pricing adjustment of the existing contracts;

• R$ 1.2 million increase in telephone services;

• Increase in maintenance of operating systems of the Metropolitan Region of São Paulo, in the amount of R$ 0.9 million, and

• R$ 0.6 million increase, mainly by the contracting of leakage detection engineering services.

3.5. Electric power

In the 2Q06 presented a R$ 0.4 million increase, or 0.4%, in relation to 2Q05, from R$ 109.1 million to R$ 109.5 million, despite average adjustment and the increase in produced volume.

3.6. General expenses

In the 2Q06, general expenses presented a R$ 3.9 million decrease, or 8.6%, in relation to 2Q05, from R$ 45.4 million to R$ 41.5 million, due mostly to the lower provision for contingencies.

3.7. Bad debt expenses

Presented a R$ 4.5 million decrease, or 7.5%, caused mainly by the better performance in the recovery losses through the collection of debts accrued as uncollectible.

3.8. Tax expenses

In the 2Q06, tax expenses presented a R$ 2.1 million increase, or 30.0%, in relation to the 2Q05, from R$ 7.0 million to R$ 9.0 million, due mostly to the CPMF, in the amount of R$ 1.2 million, as a result of the repayment of debts in the capital market.

4. Financial and monetary variation expenses

4.1 Financial expenses

In the 2Q06, presented a decrease of R$ 50.3 million, or 28.2%, arising from:

		in millions of R$

	2Q05	2Q06	Variation	%

Financial expenses

Interests and charges on local currency loans and financing	126.9	131.1	4.2	3.3

Interests and charges on foreign currency loans and financing	38.5	25.4	(13.1)	(34.0)

Income tax on remittances abroad	2.2	2.4	0.2	9.1

Other financial expenses	8.5	11.3	2.8	32.9

Provisions	20.2	(11.7)	(31.9)	(157.9)

Total financial expenses	196.3	158.5	(37.8)	(19.3)

Financial income	18.2	30.7	12.5	(68.7)

Financial expenses, net of financial income	178.1	127.8	(50.3)	(28.2)

• Increase in interests on local currency loans and financing of R$ 4.2 million related to the 8th issue of debentures on June 2005 and to the FDIC on March 2006;

• Interests on foreign currency loans and financing, with a R$ 13.1 million decrease due mostly to the amortization of Eurobonds matured in July 2005;

• R$ 31.9 million decrease in provision of interests on judicial contingencies due to the lower provision in this quarter.

Financial income presented a R$ 12.5 million growth, or 68.7%, resulting mainly from interests on renegotiated installments and interests of financial investments.

4.2. Monetary variation expenses

Monetary variation expenses presented a R$ 284,9 million increase, arising mostly from the lower appreciation of the real in relation to the US dollar, of 0.4% in the 2Q06, as compared to the appreciation occurred in the 2Q05, of 11.8%

			in millions of R$

	2Q05	2Q06	Variation	%

Monetary variation on loans and financing	22.4	18.1	(4.3)	(19.2)

Exchange variation on loans and financing	(278.0)	11.2	289.2	(104.0)

	(255.6)	29.3	284.9	(111.5)

5. Operating Indicators (*)

As shown in the following table, the Company keeps increasing its services:

	2Q05	2Q06	Var. %

Water connections (1)	6,431	6,538	1.7

Sewage connections (1)	4,817	4,938	2.5

Population directly served with water (2)	22.5	22.6	0.4

Population served with sewage collection (2) (4)	18.2	18.4	1.1

Number of employees	17,577	17,289	(1.6)

Operating productivity (3)	640	664	3.8

(1) In thousands of units at the end of the period
(2) In millions of inhabitants at the end of the period. It does not include wholesale supply.
(3) Number of water and sewage connections per employee
(*) Unaudited

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 - DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	ONE
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI + 1.2%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,676.74
14 - AMOUNT ISSUED (Thousand of reais)	50,302
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/15/2006

1 - ITEM	02
2 - ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 - DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.65%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	5,337.45
14 - AMOUNT ISSUED (Thousand of reais)	46,051
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION	04/01/2005
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	03
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,055.89
14 - AMOUNT ISSUED (Thousand of reais)	244,769
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2006

1 - ITEM	04
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,147.08
14 - AMOUNT ISSUED (Thousand of reais)	215,957
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2006

1 - ITEM	05
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,147.08
14 - AMOUNT ISSUED (Thousand of reais)	206,382
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2006

1 - ITEM	06
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,055.03
14 - AMOUNT ISSUED (Thousand of reais)	211,006
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2006

1 - ITEM	07
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,053.91
14 - AMOUNT ISSUED (Thousand of reais)	105,391
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2007

1 - ITEM	08
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,012.45
14 - AMOUNT ISSUED (Thousand of reais)	354,357
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	12/01/2006

1 - ITEM	09
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,011.98
14 - AMOUNT ISSUED (Thousand of reais)	354,193
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2007

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT SUPPLEMENTARY

Supplementary information

In order to improve the information provided to the market, the Company presents, as supplementary information, the financial statements in the constant currency method.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT CURRENCY METHOD”

(a) Restatement index

The monetary adjustment of the operations relating to permanent assets, shareholder’s equity, income statement accounts and the calculation of gains and losses in monetary items have been measured based on the variation of the Accounting Monetary Unit - UMC, taking as basis the variation of the General Prices Index - Market - IGP-M in the second quarter of 2006, of 0.71%, and of 1,41% accumulated in the year.

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant currency method” are similar to those presented by “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect purchasing power or currency realization as of June 30, 2006, taking as basis the rate published by the National Association of Investment Banks - ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M until June 30, 2006.

(c) Income statement accounts

All accounts have been monetarily restated based on the variation of the UMC, beginning on the month of recording, adjusted for inflationary gains and losses calculated on each month’s beginning and ending balances of monetary assets and liabilities, and that generated financial or inflationary nominal income and expenses, which have been considered as reductions to the income statement accounts to which they are related.

(d) Deferred taxes and contributions

Deferred income tax and social contribution have been calculated based on the rates of 15%, plus an additional 10%, and 9%, respectively, on the surplus of property, plant and equipment generated by its monetary variation, in accordance with the instructions of CVM, consolidated in IBRACON – Brazilian Institute of the Independent Auditors of Statement No. 006/99.

The amounts presented are in constant currency method as of June 30, 2006.

		In thousands of R$

Balance Sheet	Nominal	Constant
	Currency	Currency
		Method

Total Assets	17,716,234	34,886,021

Current Assets	1,874,372	1,871,692

Long-term assets	1,660,031	1,660,031

Permanent assets	14,181,831	31,354,298
Investments	740	1,989
Property, plant and equipment	14,165,702	31,324,326
Deferred assets	15,389	27,983

Total liabilities	17,716,234	34,886,021

Current liabilities	1,662,890	1,662,507

Long-term liabilities	7,174,956	12,189,491

Shareholders’ equity	8,878,388	21,034,023
Capital	3,403,688	9,253,458
Capital reserves	100,760	157,548
Revaluation reserve	2,483,566	6,811,150
Profit reserves	2,470,269	4,596,165
Retained earnings	420,105	215,702

	In thousands of R$

	January to June, 2006

Income statement	Nominal	Constant
	Currency	Currency
		Method

Net revenue from sales and services rendered	2,658,002	2,658,845

Cost of goods and services sold	(1,266,150)	(1,715,581)

Gross income	1,391,852	943,264

Selling expenses	(267,920)	(271,426)
Administrative expenses	(135,200)	(144,063)

Income before net financial expenses	988,732	527,775

Net financial expenses	(238,182)	(151,892)

Operating income	750,550	375,883

Non-operating income	46	(3,980)

Income before taxes and profit sharing	750,596	371,903

Provision for income tax and social contribution	(230,963)	(232,144)

Deferred income tax and social contribution	1,410	102,872

Extraordinary item net of income tax and social contribution	(17,561)	(17,695)

Net income for the period	503,482	224,936

Profit per share	0,01768	0,00790

Conciliation of net income of the period and the shareholders’ equity

	In thousands of R$

	Net Income of the	Shareholders’
Description	Period	Equity

Corporate law	503,482	8,878,388

Monetary indexation on
Permanent assets	(19,509)	17,172,467
Shareholders’ equity	(361,434)	-
Present value adjustment, net	935	(2,297)

Reversal (provision) for taxes
Income tax	74,604	(3,687,158)
Social contribution	26,858	(1,327,377)

In constant currency method	224,936	21,034,023

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICER FROM 06/30/2005 TO 06/30/2006

	Position as of 03/31/2005		New members	Changes in Common Shares	Left the Company	Position as of 03/31/2006
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	14,313,511,871	50.3				14,313,511,867*	50.3
Directors	90,016	0.0	5	668,469**	(3)	758,485	0.0
Executive Officers
Members of the Audit				1***		1	0.0
Committee
Outstanding shares	14,165,975,940	49.7				14,165,307,474	49.7
Total shares	28,479,577,827	100.0	5	668,470	(3)	28,479,577,827	100.0

*Difference arising from the entrance and exit of Board Members
** Difference arising from the change in Board of Directors, from the transaction of 110,000 shares from one Board Member and in function of the entrance of a Board Member who possesses 558,468 shares.
*** There has been an acquisition of only 1 share by a member of the Fiscal Council.

3. SHARE POSITION AS OF 06/30/2006

Shareholders holding more than 5% of shares	Common Shares	%
State of São Paulo Department of Finance	14,313,511,867	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES TOTAL OUTSTANDING SHARES	14,313,511,867 758,485 - - - 28,479,577,827 14,165,307,474	50.3 100.0 49.7

4. SABESP AND THE NEW MARKET

SABESP, at the time of its adhesion to the New Market segment of BOVESPA, which congregates the Brazilian companies whose corporate governance practices are considered the best in Brazil, has incorporated to its By-Laws an Arbitrage Clause. This clause provides that “The Company, its shareholders, Managers and members of the Fiscal Council undertake to resolve, by means of arbitrage, any and all dispute or controversy that may arise among them, related to or resulting from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Law No. 6,404/76, in these By-Laws, in the norms enacted by the National Monetary Council, by the Central Bank of Brazil and by CVM, as well as to those rules applicable to the operation of the capital markets in general, in addition to those contained in the New Market Listing Regulation, of the Contract of Participation in the New Market, to be conducted together with the Arbitrage Chamber of the Market set up by BOVESPA, in compliance with the Regulation of the referred Chamber, observed the exception applicable to the unavailable rights”.

17.01 - SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of June 30, 2006, and the related statement of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The supplementary information for the quarter ended June 30, 2006, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the interim financial statements referred to in paragraph 1 taken as a whole.

5. As mentioned in Note 5 to the interim financial statements, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

6. We had previously reviewed the balance sheet as of March 31, 2006, and the statements of operations for the quarter and semester ended June 30, 2005, the supplementary information in constant purchasing power, and the statement of cash flows for the quarter ended March 31, 2005, presented for comparative purposes, and issued an unqualified review report, dated May 15, 2006 and August 11, 2005, respectively. In addition, our review report, dated May 15, 2006, contains a comment similar to the one described in paragraph 5.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 14, 2006 (except for note 19, dated October 2, 2006)

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

19.01 – DESCRIPTION OF INFORMATION AMENDED

TABLE 04.01 – EXPLANATORY NOTES
• Inclusion:
Item 19 – Subsequent Event

TABLE 17.01 – REPORT ON THE SPECIAL REVIEW
• Alteration

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	40
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	47
16	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	56
17	01	REPORT ON THE SPECIAL REVIEW	61/62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 04, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.